UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               LANCER CORPORATION
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                       ---------------------------------
                         (Title of Class of Securities)

                                    514614106
                              --------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 31, 1996
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 4 Pages




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                                                               Page 2 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 514614106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        George  Soros  (in  his  capacity  as  sole  proprietor  of  Soros  Fund
        Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    157,950\1\

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             2.72%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------

1.      See Item 5.


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                                                               Page 3 of 4 Pages

               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Lancer Corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated May 19, 1994 (the "Initial Statement") filed by the Reporting Person (as defined below). This Amendment No. 1 is being filed by the Reporting Person to report that he may no longer be deemed the beneficial owner of more than 5% of the outstanding Shares.


Item 5.        Interest in Securities of the Issuer.

               (a) At the direction of SFM, Quasar Partners entered into a separate investment advisory contract with White Rock Capital, L.P. ("White Rock"), a Texas limited partnership whose business address is 3131 Turtle Creek Blvd, Suite 800, Dallas, Texas 75219 pursuant to which White Rock was granted investment discretion over certain funds of Quasar Partners. White Rock previously purchased 157,950 Shares for the account of Quasar and, notwithstanding the fact that Mr. Soros does not currently exercise such power, he may be deemed the beneficial owner of 157,950 Shares held for the account of Quasar at White Rock (approximately 2.72% of the total number of Shares outstanding).

                    The Shares previously reported as being held for the account of Quasar Partners over which GHS held the power to direct the disposition and voting have been contributed by Quasar Partners to GHS Partners LDC, a Cayman Islands limited duration company ("GHS LDC"), in exchange for shares of GHS LDC. Pursuant to an investment management contract with GHS Management Inc. ("GHS Management"), GHS LDC granted to GHS Management Investment descretion for securities, including the Shares, held for its account. As a result, GHS Management may be deemed to have the sole power to direct the voting and disposition of securities, including the Shares, held for the account of GHS LDC because SFM does not have the ability to acquire, within 60 days, the voting and dispositive power held by GHS Management with respect to securities held for the account of GHS LDC.

               (b) White Rock holds the sole power to direct the voting and disposition of the 157,950 Shares it holds for the account of Quasar Partners. SFM has the contractual authority on behalf of Quasar Partners to terminate the investment advisory contracts with White Rock and as a result, SFM, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 157,950 Shares.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by Quasar Partners or by any of the Reporting Persons.

               (d) The partners of Quasar Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               (e) As of December 31, 1996 the Reporting Person may no longer be deemed the beneficial owner of more than 5% of the outstanding Shares.

                                                               Page 4 of 4 Pages

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 1, 1997                  GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact